Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Signs New Building Agreement for the Acquisition of one

Fuel Efficient 64,000-DWT Motor Bulk Carrier

Glyfada, Greece, May 10, 2022. Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has signed a contract for the construction and purchase of one fuel efficient bulk carrier of about 64,000 DWT. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity.

Athanasios Feidakis President and CEO of Globus commented:

“We are pleased to announce the ordering of our first Ultramax new building in what we believe to be a high-quality shipbuilder. This order confirms our continuous commitment to grow the Company, while also taking into consideration the latest trends in environmental regulations affecting our industry. We are very excited to commence this project with a well-respected shipyard. We are continuously exploring opportunities for further growth and modernization of our fleet.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates, and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257 DWT and a weighted average age of 10.4 years as of March 31, 2022.

Forward Looking Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as at the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g. feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com